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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25


                                                 Commission File Number 001-2313


                           NOTIFICATION OF LATE FILING


(Check One):      [X] Form 10-K     [ ] Form 11-K  [ ] Form 20-F   [ ] Form 10-Q
[ ] Form N-SAR

For the Period Ended: December 31, 2000
                      -----------------

[   ] Transition Report on Form 10-K       [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F       [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

               For the Transition Period Ended: __________________


     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________
________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: SOUTHERN CALIFORNIA EDISON COMPANY
Former name if applicable:

________________________________________________________________________________

Address of principal executive office (Street and number):
2244 Walnut Grove Avenue, (P.O. Box 800)

City, state and zip code:  Rosemead, California  91770
                           ----------------------------


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                                     PART II
                             RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     This Form 12b-25 relates to the inability of Southern California Edison Company (SCE) to timely file its Annual Report on Form 10-K for the year ended December 31, 2000. SCE will file the Form 10-K on or before April 17, 2001, which is the 15th calendar day following the prescribed due date. When the Form 10-K is so filed, it should be deemed to be filed on the prescribed due date, in accordance with paragraph (b) of Rule 12b-25, because SCE was unable to timely file the Form 10-K without unreasonable effort or expense, as set forth below.

     SCE has been severely impacted by the energy crisis in California. Efforts to find solutions to the crisis and to deal with its financial effects on SCE have consumed the time and attention of executives and key staff personnel. For example, executives and legal and regulatory staff have been engaged in ongoing discussions and negotiations with the Governor of California and his representatives concerning an agreement that would resolve various aspects of the energy crisis and improve SCE's financial position. The proposed agreement may include provisions for SCE to sell assets to the State of California, issue bonds supported by a designated portion of SCE's customer rates, or otherwise recover its past investments and costs. Key personnel of SCE also have been occupied in discussions with leaders and members of the California Legislature regarding proposed and pending legislation affecting SCE's responsibility for ongoing power procurement costs, SCE's recovery of past costs, California's electric industry regulation and structure, the sale or retention of SCE's generation sources and other assets, means for financing SCE's past undercollected power procurement costs, and other matters. In addition, SCE is involved in multiple proceedings before the California Public Utilities Commission (CPUC) and the Federal Energy Regulatory Commission (FERC) dealing with, among other things, recovery of past costs and investments, regulatory mechanisms for recording costs and revenues, and the allocation of rate revenues between SCE and the California Department of Water Resources (CDWR). These proceedings, which are critical to the future of SCE, have demanded intense participation and support by a large number of SCE executives and legal, regulatory, financial and accounting personnel. The individuals whose time, energy and attention have been committed to the above efforts are the same executives, professionals and staff persons who are needed to prepare, review and finalize the Annual Report on Form 10-K, including the financial statements and management's discussion and analysis.

     Many of the proceedings and matters discussed above directly or indirectly affect SCE's financial results for the quarter and year ended December 31, 2000, which must be reflected in the financial statements to be included in Form 10-K; SCE's financial condition, liquidity and prospects, which must be discussed in management's discussion and analysis in the Form 10-K; and the narrative

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     description of SCE's business, properties, legal proceedings and other matters required to be included in Form 10-K. The difficulties facing SCE in preparing and reviewing its Form 10-K report were compounded when, on March 27, 2001, the CPUC issued a series of decisions relating to California's energy crisis. One decision requires SCE to transfer monthly recorded amounts from SCE's transition revenue account, which is used to track certain ongoing costs, to SCE's transition cost balancing account, which is used to track recovery of past stranded investments. This transfer must be made retroactively to January 1, 1998. The CPUC's decisions, which are still being analyzed by SCE, are among the factors that may directly impact management's judgments about the probability of recovery of SCE's regulatory assets and, if any assets must charged against earnings, the amount of the charge. This impact will need to be reflected in SCE's year-end financial statements in the Form 10-K. In its March 27 decisions, the CPUC also ordered changes in SCE's rates and rate structure, adopted changes in pricing and payments for energy provided by certain suppliers, and implemented methodology for allocating revenues between SCE and the CDWR, among other things. The matters covered by the CPUC's decisions, which may have significant effects on SCE's business, are complex and the decisions are subject to varying interpretations in many respects. SCE is reviewing the decisions, and other breaking developments, to determine their impact on all the disclosures and information required to be included in Form 10-K.

     Because of all the factors discussed above, SCE could not have timely filed its Annual Report on Form 10-K without unreasonable effort or expense. In fact, in view of the CPUC's decisions on March 27, 2001, the Form 10-K could not have been completed by April 2, 2001 with any level of effort or expense. There simply was not enough time for SCE senior management and accounting, legal and regulatory personnel to analyze all the relevant information, make necessary judgments, reflect those judgments in qualitative and quantitive disclosures, have the disclosures reviewed by the audit committees and independent auditors, and physically complete a package for timely filing.

     In addition, Arthur Andersen LLP, SCE's independent auditors, have advised SCE that, as a result of the issues discussed above, they were unable to provide their audit report on SCE's financial statements on or before the prescribed due date. A statement from Arthur Andersen LLP is attached as
     Exhibit 1.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Kenneth Stewart                       626                        302-6601
      -------------------------------------------------------------------------
         (name)                         (area code)           (telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     While SCE is still analyzing the effects of the CPUC's March 27, 2001 decisions and other relevant developments, SCE anticipates that a significant change in results of operations from the


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

     corresponding periods of 1999 may be reflected in the earnings statements to be included in SCE's Annual Report on Form 10-K. Subject to further analysis and developments in the matters and proceedings described above, the year-end 2000 financial statements may show a substantial charge to earnings. The amount of the charge, if any, cannot be estimated at this time due to the uncertainties described above, but on an after-tax basis the amount could be as much as $2.7 billion (reflecting a charge of the entire undercollected balance of $4.5 billion in SCE's transition revenue account as of December 31, 2000, on an after-tax basis, or charges of other regulatory assets potentially affected by the CPUC's decisions and other developments).


                       SOUTHERN CALIFORNIA EDISON COMPANY
                  (Name of registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                        By: THOMAS M. NOONAN
                                                -------------------------------
                                                THOMAS M. NOONAN
                                                Vice President and Controller

     INSTRUCTION. This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall by typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

     (1) This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     (2) One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     (3) A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     (4) Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     (5) Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.



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                                   EXHIBIT 1


                                                                           LOGO
                                                                ARTHUR ANDERSEN

                                                            Arthur Andersen LLP
                                                          633 West Fifth Street
                                                     Los Angeles, CA 90071-2008
                                                               Tel 213 614 6500



Southern California Edison Company
2244 Walnut Grove
Rosemead, California 91770




April 2, 2001



This is to confirm your understanding that we have not yet completed our audit of the consolidated financial statements of Southern California Edison Company for the year ended December 31, 2000. The reason we are unable to complete our audit and provide our audit opinion is the result of the issues discussed under
Part III of Form 12b-25 dated April 2, 2001.


Very truly yours,



ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP